Mr John Hartz                                    Corus
Senior Assistant Chief Accountant                30 Millbank
United States                                    London SW1P 4WY
Securities and Exchange Commission               United Kingdom
100 F Street, NE                                 Direct Tel  +44(0) 20 7717 4444
Washington, D.C. 20549-7010                      Direct Fax +44(0) 20 7717 4556
                                                 Direct Fax +44(0) 20 7717 4643


29 September 2006


RE:   Corus Group plc
      Form 20-F for the Fiscal Year Ended December 31, 2005
      File No. 001-10120

Dear Mr Hartz

I refer to your letter of September 8, 2006. We understand that the purpose of the review process is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosure of our filing, and we welcome your contribution in this regard.

We have reviewed your comments (1) through to (20) and present below the supplemental information you have requested. In addition, where appropriate, we have indicated the approach we will adopt in future filings to address your comments. For the convenience of the Staff each response has been numbered to correspond with the comments in your letter.

In connection with our response I acknowledge that:
o Corus Group plc is responsible for the adequacy and accuracy of the disclosure in the filing;
o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o Corus Group plc may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Corus Group plc
Registered in England No. 3811373
Registered Office 30 Millbank
London SW1P 4WY

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Report and Accounts and Form 20-F 2005
--------------------------------------

Presentation of Accounts and Accounting Policies
------------------------------------------------

Disclosure controls and procedures, page 60
-------------------------------------------
1. Tell us whether or not any significant changes were made to your internal controls which have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Tell us what consideration you gave to providing this disclosure in accordance with Release No. 33-8238 "Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports".

1. We kindly refer the Staff to the second paragraph under the heading 'Internal Control' on page 59 of our Annual Report and Accounts 2005, incorporated by reference into our Form 20-F for fiscal year ended December 31, 2005 by Item 15 therein, where we stated "There were no changes in Corus' internal control over financial reporting that occurred during the year ended 31 December 2005 that have materially affected, or are reasonably likely to materially affect, Corus' internal control over financial reporting." In future filings we will continue to provide such disclosure, as appropriate.

V. Turnover
-----------
2. We assume that you have considered all of the conditions in paragraph 14 of IAS 18 for recognizing revenue. In this regard, we note that your current disclosure does not discuss all of the conditions required to be met in order to recognize revenue. We also note that risks and rewards are transferred "generally" when customers have accepted delivery and control of goods. Based on your use of the term "generally", please tell us if there are any instances when risks and rewards are transferred to the buyer other than at the time delivery is made and control is passed. Tell us what consideration you gave to disclosing the facts and circumstances under which you recognize revenue other than at the time delivery is made and control is passed.

2. We kindly refer the Staff to our previous letter of September 9, 2005, where we responded to a similar question following your review of our 2004 financial statements regarding our policy towards revenue recognition under UK GAAP and in particular its appropriateness under SAB Topic 13.A.1. In our response we undertook to increase the disclosure of our revenue recognition policy and the wording used in our Form 20-F for fiscal year ended December 31, 2005 reflects that commitment. There were no changes to the basis of our recognition of revenue upon the transition to IFRS, and so we did not consider it necessary to extend the description of the policy further. Nevertheless we confirm to the Staff that we do apply each of the criteria in paragraph 14 of IAS 18 'Revenue' when considering the appropriate points for revenue recognition.

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As previously discussed in our earlier letter, the significant majority of goods that we sell are sold using standard and internationally recognised commercial terms. However there are limited exceptions, for example when material is delivered as consignment stock or when deliveries are made against contracts of a project nature. It is these exceptions, which we do not consider to be financially material to the group, that restrict us to using the term
"generally" when describing our approach to revenue recognition as occurring at the point when customers have accepted delivery and control of goods. In these examples the point of revenue recognition will depend upon the unique contractual terms, but again will be in line with IAS 18 requirements. On the grounds of materiality we do not consider these limited exceptions to be worthy of discussion within the accounting policy disclosure.

VI. Provisions
--------------
3. Please clarify whether the amount you recognize for provisions related to rationalization and related measures, environmental remediation and legal claims take into consideration the time value of money. Tell us what consideration you have given to providing such disclosure. Also address the need to extend your tabular presentation in Note 25 to provide the disclosure required by paragraph 84(e) of IAS 37.

3. We advise the Staff that, where appropriate, we do take into consideration the time value of money when recognising provisions related to rationalisation and related measures, environmental remediation and legal claims. In future filings, within our accounting policy note for provisions we will confirm that balances for rationalisation and related measures, environmental remediation and legal claims are, where appropriate and relevant, discounted to take into consideration the time value of money. In addition we will include a separate line within our tabular disclosure for provisions, in order to provide the disclosure required by paragraph 84(e) of IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'. Alternatively, if applicable, we will provide narrative to explain the reason why no such amounts have been disclosed.

XIII. Taxation
--------------
4. We note that you offset deferred tax assets and liabilities to the extent that they are related to taxes levied by the same tax authority and they are in the same taxable entity, or a group of taxable entities where the tax losses of one entity are used to offset the taxable profits of another. We assume that in accordance with paragraph 74(a) of IAS 12 you have the legally enforceable right to offset current tax assets against current tax liabilities. Please confirm our assumption. Tell us what consideration you have given to disclosing this requirement for offsetting your deferred taxes and liabilities.

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4. We confirm the Staff's assumption that we only offset deferred tax assets and liabilities in the circumstances described in our accounting policy note, in relation to those tax jurisdictions where there are legally enforceable rights to set off current tax assets against current tax liabilities. Whilst we had acknowledged the requirements of paragraph 74(a) of IAS 12 'Income Taxes' we had not considered it necessary to disclose this requirement for readers. Instead we had assumed that our use of the phrase "are used to offset" would convey to readers the notion that this was an established practice and hence would have the appropriate legal rights and was acceptable to the relevant taxation authorities. However in order to ensure this matter is clearer in future filings we will extend our accounting policy disclosure to read as follows:
     "Deferred tax assets and liabilities are offset to the extent that they relate to taxes levied by the same tax authority and they are in the same taxable entity, or a group of entities where the tax losses of one entity can be used to offset the taxable profits of another and there are legally enforceable rights to set off current tax assets and current tax liabilities within that jurisdiction."

XXII. Inventories
-----------------
5. We note provisions are made to cover slow moving and obsolete items based on historical experience of utilization on a category-by-category basis. Tell us what consideration you have given to clarifying the nature of these categories. Based on the guidance set forth in paragraph 29 of IAS 29, we assume that these categories do not represent finished goods or all the inventories in a particular industry or geographical segment. Please confirm our assumption.

5. We advise the Staff that inventory provisions are created at levels appropriate to the individual circumstance of each business within the group, in line with the requirements of IAS 2 'Inventories'. Hence provisions are assessed locally on a product-by-product basis when compared with current commercial circumstances, such as volumes of finished goods in-hand, forward sales orders, and historical experience of the ability to manage inventory levels whilst minimising losses due to obsolescence. In our accounting policy we intended to indicate, by using the term category-by-category, that provisions are only made following this type of very detailed assessment. Given the range of products and locations that the group services, individual categories would be too numerous to disclose in an accounting policy note.

We confirm the Staff's assumption that these categories are at a much more detailed level than the finished goods or all the inventories in a particular industry or geographical segment.

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XV (h). Derivative financial instruments and hedge accounting
-------------------------------------------------------------
6. You disclose that your derivative financial instruments are employed as hedges. Tell us the nature of your hedging relationships (i.e. fair value hedge, cash flow hedge and/or hedge of a net investment in a foreign operation). Further tell us how each of these hedging relationships qualifies for hedge accounting under paragraph 88 of IAS 39. Tell us what consideration you have given to providing this information as well as the disclosures required by paragraphs 22 through 24 of IFRS 7 in your financial statements.

6. We advise the Staff that Corus employs each of the different hedging relationships noted i.e. fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation. Appropriate documentation and procedures have been implemented to ensure that the criteria identified in paragraph 88 of IAS 39 'Financial Instruments: Recognition and Measurement' are met, and that hedge accounting can be applied.

In particular, at the inception of each hedge there is a formal, documented designation of the hedging relationship. This documentation includes, inter alia, identification of the hedged item or transaction and the nature of the risk being hedged. At inception each hedge is expected to be highly effective in achieving an offset of changes in fair value or cash flows attributable to the hedged risk. The methodology of testing the effectiveness and the reliability of this approach for testing is also considered and documented at inception. This effectiveness is assessed on an ongoing basis throughout the life cycle of the hedging instrument and any ineffective portion is charged to the income statement immediately following these reviews. In particular, only forecast transactions that are highly probable are subject to cash flow hedges.

The Staff are also requested to note that we have disclosed the adoption of hedge accounting as a critical accounting policy within the 'Accounting policies' section of the Management Discussion and Analysis on page 48 of the Form 20-F for fiscal year ended December 31, 2005. This section made it clear to readers that strict criteria must be met before hedge accounting is allowed. However in order to provide readers with an appreciation of the approach to meet the requirements for achieving hedge accounting, we will enhance our disclosure in this area of the 'Presentation of accounts and accounting policies' section as follows:
     "Derivatives are initially accounted for and measured at fair value as from the date the derivative contract is taken out. Following this, at each subsequent balance sheet date the derivative is remeasured at its current fair value. For forward currency and commodity contracts the fair values are determined based on market forward rates at the balance sheet date. The Group seeks to adopt hedge accounting for these currency and commodity contracts. This means that, at the

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     inception of each hedge there is a formal, documented designation of the hedging relationship. This documentation includes, inter alia, items such as identification of the hedged item or transaction and the nature of the risk being hedged. At inception each hedge is expected to be highly effective in achieving an offset of changes in fair value or cash flows attributable to the hedged risk. The methodology of testing the effectiveness and the reliability of this approach for testing is also considered and documented at inception. This effectiveness is assessed on an ongoing basis throughout the life cycle of the hedging instrument. In particular, only forecast transactions that are highly probable are subject to cash flow hedges."

Please note that we did not seek to adopt IFRS 7 'Financial Instruments:
Disclosures' within our Form 20-F for fiscal year ended December 31, 2005 as the standard is only mandatory for annual periods beginning on or after January 1, 2007. IFRS 7 was included in our disclosure of accounting standards to be adopted in future periods, as provided on page 48 of this filing. When the group adopts this standard we will make all appropriate disclosures, as indicated by paragraphs 22 through 24 therein.

7. Your policy footnote states that you enter into derivative financial instruments to reduce risks which arise from exposure to interest rate fluctuations. We note, however, that Note 23 does not show any detailed information regarding these derivative instruments. Please tell us what consideration you gave to providing additional disclosures regarding these instruments.

7. We confirm to the Staff that Corus does, from time to time, enter into derivative financial instruments to reduce risks arising from interest rate fluctuations. This is part of our treasury policy and we feel it is important to inform readers of this fact. However, during the periods being presented in the Form 20-F for fiscal year ended December 31, 2005 no such instruments had been employed or were outstanding at either balance sheet date.

If similar circumstances were to occur in relation to future filings we will indicate clearly, by narrative within the relevant note, the fact that no such interest rate instruments had been used during the period or were outstanding at the period end.

8. We also note that you separate derivatives embedded in other financial instruments or other host contracts and account for them as a derivative when their risks and characteristics of the embedded derivative are not closely related to its host contract and the host contract is not carried at fair value. We assume that as required by paragraph 11(b) of IAS 39 that you only account for an embedded derivative separately if a separate instrument with the same terms as

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the embedded derivative would meet the definition of a derivative. Please confirm our assumption. Tell us what consideration you have given to disclosing this requirement for separating embedded derivatives from the host contract.

8. We confirm to the Staff that, as required by paragraph 11(b) of IAS 39, we only account for an embedded derivative separately if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. As noted above, within our Form 20-F for fiscal year ended December 31, 2005 we commence our discussion of the accounting policy for embedded terms by stating that it applies to 'derivatives embedded in other financial instruments'. We had considered that this adequately indicates that such treatment is only being applied to terms that meet the definition of a derivative on a separate, stand-alone, basis. However, in order to provide clarity, in future filings we will extend our accounting policy for embedded derivatives to read as follows:
     "Certain components, such as terms and conditions, embedded in other financial instruments or other host contracts are accounted for as separate derivatives and carried at fair value. These components are only separately accounted for when their risks and characteristics are not closely related to those of the host contract, the host contract itself is not carried at fair value with gains or losses reported in profit and loss, and where a separate instrument with the same terms as the embedded component would itself meet the definition of a derivative."

XVII. Property, plant and equipment
-----------------------------------
9. We note that commissioning costs are written off to profit and loss as incurred. Please tell us the nature of these costs and clarify why these costs are not elements of costs to be capitalized pursuant to IAS 16. Tell us what consideration you have given to disclosing the nature of these costs.

9. We kindly refer the Staff to our previous letter of September 9, 2005, where we responded to a similar question regarding clarification of the nature of commissioning costs and the appropriateness of expensing them to profit and loss under both UK GAAP and US GAAP. Our opinion on the treatment has not changed as a result of the conversion to IFRS.

Previously we have not considered it necessary to refer to the nature of these types of costs within the description of our accounting policy for property, plant and equipment. However in future filings we will revise the description of this aspect of the policy 'XVII Property, plant and equipment' to read as follows:
     "Interest attributable to expenditure on assets in the course of construction and amounts incurred in connection with capital projects that are not directly attributable to bringing the asset to the location and condition necessary for it to be

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     capable of operating in the manner intended (which we refer to as
     "commissioning costs" and which include expenses such as initial operating losses incurred while technical deficiencies on new plant are rectified and incremental operating costs that are incurred while the new plant is operating at less than full capacity) are written off to profit and loss as incurred."

XVIII Depreciation, amortisation and impairment of property, plant and equipment
--------------------------------------------------------------------------------
and other intangible assets
---------------------------
10. We note when listing the useful life for property, plant and equipment, you list a useful life for investment property of 50 years however do not disclose investment property anywhere else in the document. Tell us whether or not you hold any investment property and if so, how you considered IAS 40.

10. We confirm to the Staff that Corus does hold investment properties as defined by IAS 40 'Investment Property'. However during the periods being presented in the Form 20-F for fiscal year ended December 31, 2005 these items had a carrying value of (pound)3m and were therefore not considered to be of a material value and were not disclosed separately.

XXV IFRS transition exemptions and choices (c) Financial instruments
--------------------------------------------------------------------
11. Tell us what consideration you gave to disclosing the underlying UK GAAP accounting for your financial instruments held during 2004. That is, how are financial instruments accounted for pursuant to UK GAAP? Refer to paragraph 36A(b) of IFRS 1. In addition, please tell us where you have provided the disclosures required by paragraph 36A(c) of IFRS 1.

11. As disclosed in our 'Basis of preparation' within the 'Presentation of accounts and accounting policies' section of our Form 20-F for fiscal year ended December 31, 2005 we only adopted IAS 32 'Financial Instruments: Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' (i.e. those international standards dealing specifically with the accounting for financial instruments) as at January 2, 2005. This means, as you have indicated, that the accounting applied to financial instruments within the 2004 comparative figures was on the pre-existing UK GAAP basis.

Paragraph 36A(b) of IFRS 1 'First-time Adoption of International Financial Reporting Standards' states that, in such circumstances, an entity should disclose this fact together with the basis used to prepare this information. First of all, in complying with this requirement, we have clearly indicated in 'Basis of preparation' that we only applied IAS 32 and IAS 39 to the 2005 figures. In addition, within item 'XV Financial instruments' of the 'Presentation of accounts and accounting policies' narratives we divided the policy into two sections to show clearly those accounting principles used up to January 1, 2005 (i.e. the

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UK GAAP basis, where the narrative used is consistent with that previously provided in historic filings) and those applying from January 2, 2005. In doing so we believe that we have complied with the necessary disclosure requirements of IFRS 1 as set out in 36A(b).

The 'Basis of preparation' discussion also clearly indicates those balance sheet items that were impacted by the adoption of IAS 32 and IAS 39, including disclosure of the total impact on net assets. Furthermore the paragraphs refer readers to those specific notes to the accounts where the changes arising from the introduction of IAS 32 and IAS 39 are separately identified, evaluated and discussed if appropriate. We advise the Staff that the nature of the adjustments to the group balance sheet upon adoption of these two standards at January 2, 2005 was substantively the same in nature as would have applied at the comparative balance sheet date (to the extent that the comparative effect can be established practicably in retrospect). Hence, in complying with paragraph 36A(c) of IFRS 1 we did not undertake any further discussion of the impact on the preceding year, especially as the paragraph does not require such comparative information to be quantified for all financial statement line items.

The additional disclosures required by paragraph 36A(c) of IFRS 1 essentially state that an entity should treat the change in policy for the adoption of IAS 32 and IAS 39 in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors' and apply paragraph 28 (a) through (e), and f(i) of that standard. Again we believe those requirements of IAS 8 (which mainly demand qualitative descriptions of the basis and impact of the change in policy) are dealt with within 'Basis of preparation' paragraphs, and item 'XXV IFRS transition exemptions and choices' of the 'Presentation of accounts and accounting policies' section of our Form 20-F for fiscal year ended December 31, 2005.

Note 18. Assets Held for Sale
-----------------------------

12. We note your disclosures in Note 40 - Post balance sheet events which indicates that you signed a letter of intent to sell your Aluminium rolled products and extrusions businesses to Aleris on March 16, 2006. Given that you signed this letter of intent shortly after December 31, 2005, tell us how you determined that you did not meet the criteria set forth in paragraphs 7 and 8 of IFRS 5 prior to December 31, 2005 such that these businesses' assets should have been reflected as held for sale as at December 31, 2005.

12. In originally considering this matter we noted that IFRS 5 'Non Current Assets Held for Sale and Discontinued Operations' requires a disposal group to be classified as held for sale if its carrying amount will principally be recovered through a sale transaction rather than continuing use. Paragraphs 7 and 8 of the standard present the following criteria for determining whether the assets of a business intended to be sold should be disclosed as being held for sale:

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     (a) the business or group of assets is available for immediate sale (in its present condition, subject only to terms that are usual and customary for the dale of such assets); and
     (b) the sale is highly probable, which generally means:
          (i)    management is committed to a plan to sell;
          (ii)   an active programme to locate a buyer has been initiated;
          (iii) the business or group of assets is being actively marketed for sale at a sales price reasonable in relation to its fair value;
          (iv) the sale is expected to qualify for recognition as a completed sale within 12 months (subject to limited exceptions); and
          (v) actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn.

We advise the Staff that, since March 2002, Corus has regularly publicly discussed and disclosed the fact that its aluminium businesses were considered to be a non-core operation, and that there was an actively pursued strategic intention to divest. In fact during 2003 we previously announced the signing of a sale and purchase agreement for its disposal. However this transaction was terminated prior to completion as all necessary approvals could not be guaranteed within the required time scale. These and other factors mean that we considered items b(iv) and b(v) above to be very significant hurdles to have to be achieved prior to disclosing the aluminium rolled products and extrusions businesses as held for sale in any of our filings. In addition paragraph 12 of IFRS 5 states that if the criteria of paragraphs 7 and 8 are only met after the balance sheet date then the assets must not be disclosed as held for sale. The nature of discussions with Aleris meant that the letter of intent was only negotiated, and positive guidance received on all significant approval matters, after the balance sheet date of December 31, 2005. Negotiation of that letter of intent was critical to being able to satisfy certain of the criteria under paragraphs 7 and 8, in particular items b(iii), b(iv) and b(v) as above. The accounting treatment under US GAAP was consistent with that under IFRS.

We advise the Staff that, following announcement of the signing of the letter of intent, having received positive advice on all significant approvals and developed a plan to complete the disposal we have disclosed the aluminium rolled products and extrusions businesses as held for sale as part of our quarterly financial reports for the periods ended April 1, 2006 (furnished as Acc-no:
0000947871-06-001023) and July 1, 2006 (furnished as Acc-no:
0000947871-06-001473).

Note 20. Borrowings
-------------------
13. You indicate on page 50 that you have classified your convertible debenture loan and your convertible bond, both due in 2007, as short term borrowings following the conversion to IFRS. Please identify for us the IFRS literature which supports this classification.

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13. We advise the Staff that under the terms of both the convertible debenture loan and the convertible bond, holders of the instruments have the right to convert the debt into ordinary shares of the issuing company at any time, without restriction by Corus Group plc. IAS 1 'Presentation of Financial Statements' paragraph 60 states that "a liability shall be classified as current when it satisfies any of the following criteria: .......................
     (d) the entity does not have the unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date".
Based on the terms described above and the requirements of IAS 1, it was deemed necessary to classify the convertible debt as short term upon conversion to IFRS. Previously, under UK GAAP, the classification by maturity was governed by FRS 4 'Capital Instruments' (paragraphs 73 and 74) which based the term of debt on the commercial likelihood of the timing of exercise of options available to the issuer and the holder, assuming that the parties would act in accordance with their economic interests (which in the case of the convertibles would overwhelmingly be to hold the instrument to maturity, and so require classification as non-current immediately up to the date of transition to IFRS as at January 4, 2004).

Note 29. Reconciliation of movement in share capital and reserves (vi)
----------------------------------------------------------------------

14. Tell us the components of the 24 million related to the adoption of IAS 32 and 39. Tell us what consideration you gave to separately identifying and quantifying the impact of the adoption of IAS 39 as it relates to your derivative financial instruments, hedging and your compound instruments.

14. The impact of the adoption of IAS 32 and IAS 39 on net assets as at January 2, 2005 may be summarised as follows:

                                                                                                (pound) million
                                                                                                ---------------
Fair value of derivatives classified as cash flow hedge reserve on transition                                39
Fair value of derivatives classified as cumulative fair value hedge reserve on transition                   (10)
Un-accreted interest element of convertible loans                                                            15
Value of embedded derivative for equity options within convertible bonds                                     (3)
Deferred taxation on these items                                                                            (17)
                                                                                                   --------------
Impact on shareholders' funds as disclosed in Note 29                                                        24
Reclassification of minority preference shares as debt                                                       (8)
                                                                                                   --------------
Total impact on net assets as disclosed in 'Basis of preparation' paragraph                                  16
                                                                                                   ==============

As can be seen, the most significant components are the inclusion of the cash flow and cumulative fair value hedge reserves for derivative financial instruments. Within Note 23 we have disclosed the fair

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values of those instruments introduced to the balance sheet upon transition to
IFRS. This note also identifies the balance of other embedded derivatives arising on transition to IFRS, which includes the impact of the equity option for the convertibles. In addition, the value of the un-accreted interest element of the convertible loans is disclosed separately in Note 35, as is the reclassification of the minority preference shares as debt. Finally Note 30 (a note specifically included in the Form 20-F for fiscal year ended December 31, 2005 following the transition to IFRS) again identifies the impact on minority interests following the change in treatment for these preference shares.

Furthermore the most significant aspect of the adoption of IAS 32 and IAS 39 for Corus did not actually have an impact on net assets; this involved the reclassification of our receivables securitisation programme from being offset within trade receivables to being classified as borrowings. Given its particular significance this item is disclosed in detail within Notes 16, 20 and 35.

We trust that the level of disclosures throughout the Form 20-F for fiscal year ended December 31, 2005, as described above, provides the Staff with reassurance that we undertook all reasonable endeavours to explain to readers of the accounts the impact of the adoption of IAS 32 and IAS 39.

Note 33. Contingencies
----------------------
15. We note your line items for guarantees on behalf of joint ventures. Tell us how you considered the disclosure requirements in paragraph 54 and 55 of IAS 31.

15. We acknowledge the requirements of paragraphs 54 and 55 of IAS 31 'Interests in Joint Ventures', which mean disclosure must be made of the following values:
     (a) Any contingent liabilities that Corus may have incurred in relation to its interests in joint ventures and its share in each of the contingent liabilities that may have been incurred jointly with other venturers.
     (b) Corus' share of the contingent liabilities of the joint venture themselves for which it may be contingently liable.
     (c) Corus' share of the contingent liabilities that may have arisen if Corus is contingently liable for the liabilities of the other venturers of a joint venture.
     (d) Any capital commitments of the venture in relation to Corus' interests in joint ventures and Corus' share in the capital commitments that may have been incurred jointly with other venturers.
     (e) Corus' share of the capital commitments of the joint ventures themselves.

Full consideration was given to these additional disclosures, which arose as obligations following the transition to IFRS, as part of the process of preparation of our Form 20-F for fiscal year ended December

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31, 2005. As a result of this review we changed the format of our contingencies and commitments note to include the new heading, as you have noted, with the caption 'Guarantees on behalf of joint ventures'. This represents values arising under item (a) above. For Corus, as at December 31, 2005 and January 1, 2005, the values of those other additional terms requiring disclosure (i.e. items (b) through (e) above) were not considered to be material. We will continue to monitor these items on a regular basis and introduce new line items to our contingencies and commitment note, as appropriate.

Note 38. Disposals
------------------
16. With regards to your sale of assets at the Mobile facility in January 2005, the sale of assets of Rafferty-Brown Steel in May 2005, the disposal of the Mannstaedt Werke operation and assets of Corus Perfo in December 2005, please clarify why these disposals have not been reflected as discontinued operations for the years ended December 31, 2005. Tell us how you considered paragraphs 31 and 32 of IFRS 5.

16. In originally considering this matter we, firstly, noted that paragraph 31 of IFRS 5 defines a component of an entity as comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the group. This definition would not apply in all cases to those businesses disposed of during 2005, although the Mannstaedt Werke operation did represent a separate business within Corus and so would have operations and cash flows that were clearly distinguished from the rest of the group. However paragraph 32 of IFRS 5 provides the following three criteria for determining whether such a component or disposal group should be disclosed as a discontinued operation:
o if the component represents a separate major line of business or geographical area of operations;
o if the component is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
o if the component is a subsidiary acquired exclusively with a view to resale.

Management's judgement was that none of these criteria applied to any of the businesses disposed of during 2005. In particular the assets and operations involved did not represent major lines of business, and Corus has predominately retained substantial operations within the same product groups; nor did they represent withdrawals from particular geographical markets, as these components were not the dominant Corus presence in any of the territories affected.

As a result of the considerations described above we concluded that none of the disposals identified in Note 38 met the definition of a discontinued operation under IFRS 5. However, as described further in our response to Question 20 below, Mannstaedt Werke was accounted for as a discontinued operation under US GAAP.

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Note 41. Main subsidiaries and investments
------------------------------------------
17. Tell us what consideration you gave to the appropriateness of disclosing the fact that PricewaterhouseCoopers LLP did not audit the accounts of certain of your joint ventures and associates. In this regard, we note no reference to PricewaterhouseCoopers LLC reliance on other auditors in its Report of independent registered public accounting firm on page 91.

17. Within Note 41 we undertake to make a number of disclosures relating to our principal subsidiary and equity accounted investments. A number of these disclosures are as required by legislation, but we also endeavour to identify other matters that we believe may be of relevance to readers of the financial statements. In meeting these obligations we have identified those subsidiaries or investments where PricewaterhouseCoopers LLP are not the principal auditor. Historically other auditors have been responsible for the audits of more substantial parts of Corus' operations and in part the disclosure has continued from those times. We also advise the Staff that those companies so identified are not financially material to the group and it was judged that a simple footnote to identify the current, limited, exceptions was sufficient disclosure for readers.

We trust the Staff appreciates that our auditors, PricewaterhouseCoopers LLP, provided the text for the Report of independent registered public accounting firm as included in our Form 20-F filing for fiscal year ended December 31, 2005. This means that it is not our direct responsibility. That said, we understand that PricewaterhouseCoopers LLP do not consider the use of other auditors to have a significant impact on the overall scope of their work in forming an audit opinion on the Corus group consolidated financial statements, and hence does not need to be specifically referred to in their report.

Note 42. Reconciliation of equity and profit under UK GAAP to IFRS
------------------------------------------------------------------
18. Help us to understand how the 48 million increase in pension accruals to arrive at total equity under IFRS as of January 1, 2005 reconciles to the 14 million decrease in retained profit under UK GAAP to arrive at profit attributable to equity holder of the parent under IFRS. In this regard, help us to understand what the disclosure in Note (d) is attempting to convey to readers.

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18. The following table reconciles the decrease in retained profit for 2004 arising from the change in accounting for pension costs under UK GAAP to IFRS to the movement in the related balance sheet restatement as at January 1, 2005:

                                                             (pound) million
                                                             ---------------
Impact on operating profit                                              (13)
Impact on interest costs                                                  1
Impact on taxation                                                       (2)
                                                               --------------
Net impact on income statement                                          (14)
Actuarial gains and (losses) recognised within the
         Statement of Recognised Income and Expense                     (60)
Deferred tax on actuarial gains and (losses)                             26
                                                               --------------
Total                                                                   (48)
                                                               ==============

Under UK GAAP as at the date of transition to IFRS companies still had a choice of which accounting standard to apply. They could have been using SSAP 24 'Accounting for pension costs' or FRS 17 'Retirement Benefits'. As discussed in note (d) Corus was continuing to apply SSAP 24, although in previous filings (the Form 20-F for each of the fiscal years ending January 1, 2005, January 3, 2004, December 28, 2002 and December 29, 2001) Corus had been obliged to provide very detailed disclosures indicating the impact of FRS 17 both on the income statement and balance sheet. This historic choice under UK GAAP was considered to be fundamental for readers to appreciate when understanding the impact of the transition to IFRS since the impact of moving from SSAP 24 to IAS 19 'Employee Benefits' was of far more significance and greater materiality than moving from FRS 17 to IAS 19 would have been since these two latter standards are, in the way that Corus has applied them, similar in nature and impact. Hence note (d) is aimed at ensuring readers understood the nature of this, the most significant item in our IFRS transition, and why the size of the adjustment was of greater relative magnitude than would have been observed for those UK listed companies that had previously chosen to adopt FRS 17.

Supplementary Information for North American Investors
------------------------------------------------------
19. It is unclear to us whether the information presented in this section is part of your audited financial statements. If so, please confirm that this information was subject to audit and specifically that it is covered by the audit report included in your Form 20-F for the year ended December 31, 2005. In this regard, we note that you refer to the Supplementary information for North American Investors in the fifth paragraph of your audit report but it is not clear that this information is covered by the audit opinion because it is not presented within the notes to your financial statements. If this information is not part of your audited financial statements, tell us

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Page 16 of 18


how you have complied with the General Instruction E(c) and Item 17 of Form
20-F.

19. We confirm to the Staff that the Supplementary Information for North American Investors was subject to audit and that it is covered by the audit report included in our Form 20-F for fiscal year ended December 31, 2005. In future filings we will include this section as a separately numbered note to the accounts in order to ensure clarity and complete consistency with the wording of the related audit opinion.

20. We note that you have presented discontinued operations for US GAAP purposes. Tell us what assets or operations are included in this line item and how this presentation complies with SFAS 144. To the extent that there is a difference in accounting between IFRS and US GAAP, tell us what consideration you have given to providing a discussion of US GAAP and IFRS differences to clarify the nature of these differences.

20. We advise the Staff that within the US GAAP reconciliation pages, discontinued operations for the 2005 period represent the results of the operations of Mannstaedt Werke. Within the comparative information for 2004 Mannstaedt Werke and the results of both Tuscaloosa Steel Corporation and our former North American service centres are shown as discontinued. In all three cases we determined that these enterprises represented components of Corus in accordance with SFAS 144 paragraph 41 and were all disclosed as disposals in the related note in each relevant year (i.e. Note 38 of the form 20-F for fiscal year ended December 31, 2005 and, its equivalent, Note 35 of the Form 20-F for fiscal year ended January 1, 2005).

Paragraph 43 of SFAS 144 'Accounting for the Impairment or Disposal of Long-Lived Assets' states that the results of discontinued operations, less applicable income taxes, shall be reported as a separate component of income before extraordinary items and the cumulative effect of accounting changes (if applicable). As Corus presents a reconciliation of profit for the financial period from IFRS to US GAAP (rather than a full US GAAP format income statement) the most appropriate presentation was judged to be a separate table dividing the net profit under US GAAP between continuing and discontinued components.

We believe there is a difference in the approach to the definition of discontinued operations under SFAS 144 in comparison to IFRS 5. Discontinued operations are defined by paragraphs 41 and 42 of SFAS 144. Whilst the initial criteria to identify a component of an entity in paragraph 41 are similar to the criteria of paragraph 31 of IFRS 5, there are no hurdle criteria under US GAAP for then considering whether the component is actually a major line of business or represents a major geographical area (as discussed in our response to Question 16, above) before treating the components as discontinued. Whereas, as our discussion in response to Question 16 above has identified, paragraph 32 of IFRS 5 does have these

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Page 17 of 17

hurdle criteria.

In future filings we will include a separate description within our US GAAP reconciliation pages to distinguish and explain the different classification within the US GAAP presentation, and identify which businesses or assets have been disclosed as discontinued operations.

                                     * * * *

I trust that the above responses are clear and provide you with all the necessary information, but please contact me for further details or to raise additional comments if required.

Yours sincerely



David Lloyd
Executive Director, Finance
Corus Group plc